SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

JAZZ PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

472147107

(CUSIP Number)

March 10, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 472147107
1)	Name of Reporting Person Lehman Brothers Holdings Inc. S.S. or I.R.S. Identification No. of Above Person 13-3216325
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power 1,337,941 (1)
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 1,337,941 (1)
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,337,941 (1)
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row 9 3.3%(2)
12)	Type of Reporting Person HC/CO

(1)	Consists of 1,020,846 shares of common stock issuable upon exercise of warrants.
Other than the 1,020,846 shares of common stock issuable upon exercise of warrants by LB I Group Inc. (“LB I Group”), Lehman Brothers Holdings Inc. (“Holdings”) is unable to confirm whether or not it is the beneficial owner of any additional shares of the Issuer’s common stock that may or may not be actually owned by any of Holdings’ other affiliates, including the shares of common stock being reported herein by Lehman Brothers OTC Derivatives Inc. and Lehman Brothers P.A., LLC. On September 15, 2008, Holdings, and at later dates a number of its affiliates, filed voluntary petitions for relief under Chapter 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) in a jointly administered proceeding captioned In re Lehman Brothers Holdings Inc., et. al. under Case No. 08-13555. On September 19, 2008, the Securities Investor Protection Corporation under the Securities Investor Protection Act of 1970, as amended (“SIPA”) commenced a proceeding against Lehman Brothers Inc. (“LBI”) in the United States District Court for the Southern District of New York (the “District Court”) in the case captioned Securities Investors Protection Corporation v. Lehman Brothers Inc., Case No. 08-CIV-8119 (GEL). On September 19, 2008, the District Court entered the Order Commencing Liquidation (the “LBI Liquidation Order”) pursuant to the provisions of SIPA. The LBI Liquidation Order provided, among other things, the appointment of James W. Giddens as trustee for the SIPA liquidation of LBI and removed the proceeding to the Bankruptcy Court under Case No. 08-1420 (JMP) SIPA.

Holdings is unable to provide information on its beneficial ownership, if any, of the Issuer’s common stock (other than the 1,020,846 shares of common stock issuable upon exercise of warrants by LB I Group) primarily due to (1) the commencement of various administrative or civil rehabilitation proceedings of subsidiaries comprising significant parts of Holdings’ European and Asian businesses, which have resulted in significant portions of Holdings’ securities trading records and systems being unavailable to, and non-accessible by, Holdings, and (2) the sale since September 15, 2008 of significant businesses comprising Holdings’ historical business (the “Sale”). As a result of the Sale, and actions taken by certain creditors with respect to securities that had been pledged by Holdings, or its affiliates, as collateral to those creditors, Holdings cannot compile an accurate accounting of securities held. Holdings is currently engaged in an expensive and time consuming process to reconcile discrepancies in information Holdings has with respect to security holdings. Even with continued significant efforts and expense, Holdings may not be able to provide a record of securities held.

(2)

Based on 38,918,545 shares outstanding as of November 5, 2010, as reported in the Form 10-Q for the quarterly period ended September 30, 2010, and 1,020,846 shares of common stock issuable upon the exercise of warrants.

CUSIP No. 472147107
1)	Name of Reporting Person Lehman Brothers OTC Derivatives Inc. S.S. or I.R.S. Identification No. of Above Person 13-4184631
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power 19(1)
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 19(1)
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 19(1)
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row 9 0.0%(2)
12)	Type of Reporting Person CO

(1)

Lehman Brothers OTC Derivatives Inc. (“LOTC”) is unable to confirm whether or not it is the actual owner of these shares or the beneficial owner of any additional shares of the Issuer’s common stock that may or may not be actually owned by any of LOTC’s other affiliates. On September 15, 2008, Holdings, and at later dates a number of its affiliates, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court in a jointly administered proceeding captioned In re Lehman Brothers Holdings Inc., et. al. under Case No. 08-13555. On September 19, 2008, the Securities Investor Protection Corporation under SIPA commenced a proceeding against LBI in the District Court in the case captioned Securities Investors Protection Corporation v. Lehman Brothers Inc., Case No. 08-CIV-8119 (GEL). On September 19, 2008, the District Court entered the LBI Liquidation Order pursuant to the provisions of SIPA. The LBI Liquidation Order provided, among other things, the appointment of James W. Giddens as trustee for the SIPA liquidation of LBI and removed the proceeding to the Bankruptcy Court under Case No. 08-1420 (JMP) SIPA.

(2)	Based on 38,918,545 shares outstanding as of November 5, 2010, as reported in the Form 10-Q for the quarterly period ended September 30, 2010.

LOTC is unable to provide information on its beneficial ownership, if any, of the Issuer’s common stock primarily due to (1) the commencement of various administrative or civil rehabilitation proceedings of subsidiaries comprising significant parts of Holdings’ European and Asian businesses, which have resulted in significant portions of Holdings’ securities trading records and systems being unavailable to, and non-accessible by, Holdings, and (2) the Sale. As a result of the Sale, and actions taken by certain creditors with respect to securities that had been pledged by Holdings, or its affiliates, as collateral to those creditors, Holdings and its affiliates cannot compile an accurate accounting of securities held. Holdings and its affiliates are currently engaged in an expensive and time consuming process to reconcile discrepancies in information Holdings and its affiliates have with respect to security holdings. Even with continued significant efforts and expense, Holdings and its affiliates may not be able to provide a record of securities held.

CUSIP No. 472147107
1)	Name of Reporting Person Lehman Brothers Special Financing Inc. S.S. or I.R.S. Identification No. of Above Person 11-2751029
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power 0(1)
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 0(1)
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row 9 0.0%
12)	Type of Reporting Person CO

(1)

Lehman Brothers Special Financing Inc. (“LBSF”) is unable to confirm whether or not it is the actual owner of any shares of the Issuer’s common stock or the beneficial owner of any additional shares of the Issuer’s common stock that may or may not be actually owned by any of LBSF’s other affiliates. On September 15, 2008, Holdings, and at later dates a number of its affiliates, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court in a jointly administered proceeding captioned In re Lehman Brothers Holdings Inc., et. al. under Case No. 08-13555. On September 19, 2008, the Securities Investor Protection Corporation under SIPA commenced a proceeding against LBI in the District Court in the case captioned Securities Investors Protection Corporation v. Lehman Brothers Inc., Case No. 08-CIV-8119 (GEL). On September 19, 2008, the District Court entered the LBI Liquidation Order pursuant to the provisions of SIPA. The LBI Liquidation Order provided, among other things, the appointment of James W. Giddens as trustee for the SIPA liquidation of LBI and removed the proceeding to the Bankruptcy Court under Case No. 08-1420 (JMP) SIPA.

LBSF is unable to provide information on its beneficial ownership, if any, of the Issuer’s common stock primarily due to (1) the commencement of various administrative or civil rehabilitation proceedings of subsidiaries comprising significant parts of Holdings’ European and Asian businesses, which have resulted in significant portions of Holdings’ securities trading records and systems being unavailable to, and non-accessible by, Holdings, and (2) the Sale. As a result of the Sale, and actions taken by certain creditors with respect to securities that had been pledged by Holdings, or its affiliates, as collateral to those creditors, Holdings and its affiliates cannot compile an accurate accounting of securities held. Holdings and its affiliates are currently engaged in an expensive and time consuming process to reconcile discrepancies in information Holdings and its affiliates have with respect to security holdings. Even with continued significant efforts and expense, Holdings and its affiliates may not be able to provide a record of securities held.

CUSIP No. 472147107
1)	Name of Reporting Person Lehman Brothers Healthcare Venture Capital Associates L.P. S.S. or I.R.S. Identification No. of Above Person 03-0454314
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power -0-
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power -0-
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row 9 0.0%
12)	Type of Reporting Person PN

CUSIP No. 472147107
1)	Name of Reporting Person Lehman Brothers Healthcare Venture Capital L.P. S.S. or I.R.S. Identification No. of Above Person 03-0454303
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power -0-
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power -0-
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row 9 0.0%
12)	Type of Reporting Person PN

CUSIP No. 472147107
1)	Name of Reporting Person Lehman ALI Inc. S.S. or I.R.S. Identification No. of Above Person 13-3695935
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power 1,337,922 (1)
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 1,337,922 (1)
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,337,922 (1)
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row 9 3.3%(2)
12)	Type of Reporting Person CO

(1)

Other than the 1,020,846 shares of common stock issuable upon exercise of warrants by LB I Group, Lehman ALI Inc. (“Lehman ALI”) is unable to confirm whether or not it is the beneficial owner of any additional shares of the Issuer’s common stock that may or may not be actually owned by any of Lehman ALI’s other affiliates, including the shares of common stock being reported herein by Lehman Brothers P.A., LLC. On September 15, 2008, Holdings, and at later dates a number of its affiliates, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court in a jointly administered proceeding captioned In re Lehman Brothers Holdings Inc., et. al. under Case No. 08-13555. On September 19, 2008, the Securities Investor Protection Corporation under SIPA commenced a proceeding against LBI in the District Court in the case captioned Securities Investors Protection Corporation v. Lehman Brothers Inc., Case No. 08-CIV-8119 (GEL). On September 19, 2008, the District Court entered the LBI Liquidation Order pursuant to the provisions of SIPA. The LBI Liquidation Order provided, among other things, the appointment of James W. Giddens as trustee for the SIPA liquidation of LBI and removed the proceeding to the Bankruptcy Court under Case No. 08-1420 (JMP) SIPA.

Lehman ALI is unable to provide information on its beneficial ownership, if any, of the Issuer’s common stock primarily due to (1) the commencement of various administrative or civil rehabilitation proceedings of subsidiaries comprising significant parts of Holdings’ European and Asian businesses, which have resulted in significant portions of Holdings’ securities trading records and systems being unavailable to, and non-accessible by, Holdings, and (2) the Sale. As a result of the Sale, and actions taken by certain creditors with respect to securities that had been pledged by Holdings, or its affiliates, as collateral to those creditors, Holdings and its affiliates cannot compile an accurate accounting of securities held. Holdings and its affiliates are currently engaged in an expensive and time consuming process to reconcile discrepancies in information Holdings and its affiliates have with respect to security holdings. Even with continued significant efforts and expense, Holdings and its affiliates may not be able to provide a record of securities held.

(2)

Based on 38,918,545 shares outstanding as of November 5, 2010, as reported in the Form 10-Q for the quarterly period ended September 30, 2010, and 1,020,846 shares of common stock issuable upon the exercise of warrants.

CUSIP No. 472147107
1)	Name of Reporting Person LB I Group Inc. S.S. or I.R.S. Identification No. of Above Person 13-2741778
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power 1,020,846 (1)
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 1,020,846(1)
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,020,846 (1)
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row 9 2.6%(2)
12)	Type of Reporting Person CO

(1)	Consists of 1,020,846 shares of common stock issuable upon exercise of warrants.

(2)

Based on 38,918,545 shares outstanding as of November 5, 2010, as reported in the Form 10-Q for the quarterly period ended September 30, 2010, and 1,020,846 shares of common stock issuable upon the exercise of warrants.

CUSIP No. 472147107
1)	Name of Reporting Person Property Asset Management Inc. S.S. or I.R.S. Identification No. of Above Person 13-3555152
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power 317,076(1)
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 317,076(1)
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 317,076(1)
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row 9 0.81%(2)
12)	Type of Reporting Person CO

(1)

Property Asset Management Inc. (“PAMI”) is unable to confirm whether or not it is the beneficial owner of these or any additional shares of the Issuer’s common stock that may or may not be actually owned by any of PAMI’s other affiliates. On September 15, 2008, Holdings, and at later dates a number of its affiliates, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court in a jointly administered proceeding captioned In re Lehman Brothers Holdings Inc., et. al. under Case No. 08-13555. On September 19, 2008, the Securities Investor Protection Corporation under SIPA commenced a proceeding against LBI in the District Court in the case captioned Securities Investors Protection Corporation v. Lehman Brothers Inc., Case No. 08-CIV-8119 (GEL). On September 19, 2008, the District Court entered the LBI Liquidation Order pursuant to the provisions of SIPA. The LBI Liquidation Order provided, among other things, the appointment of James W. Giddens as trustee for the SIPA liquidation of LBI and removed the proceeding to the Bankruptcy Court under Case No. 08-1420 (JMP) SIPA.

PAMI is unable to provide information on its beneficial ownership, if any, of the Issuer’s common stock primarily due to (1) the commencement of various administrative or civil rehabilitation proceedings of subsidiaries comprising significant parts of Holdings’ European and Asian businesses, which have resulted in significant portions of Holdings’ securities trading records and systems being unavailable to, and non-accessible by, Holdings, and (2) the Sale. As a result of the Sale, and actions taken by certain creditors with respect to securities that had been pledged by Holdings, or its affiliates, as collateral to those creditors, Holdings and its affiliates cannot compile an accurate accounting of securities held. Holdings and its affiliates are currently engaged in an expensive and time consuming process to reconcile discrepancies in information Holdings and its affiliates have with respect to security holdings. Even with continued significant efforts and expense, Holdings and its affiliates may not be able to provide a record of securities held.

(2)	Based on 38,918,545 shares outstanding as of November 5, 2010, as reported in the Form 10-Q for the quarterly period ended September 30, 2010.

CUSIP No. 472147107
1)	Name of Reporting Person Lehman Brothers P.A., LLC S.S. or I.R.S. Identification No. of Above Person 52-2278632
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power 317,076(1)
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 317,076(1)
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 317,076(1)
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row 9 0.81%(2)
12)	Type of Reporting Person OO

(1)

Lehman Brothers P.A., LLC (“Lehman Brothers PA”) is unable to confirm whether or not it is the actual owner of these shares or the beneficial owner of any additional shares of the Issuer’s common stock that may or may not be actually owned by any of Lehman Brothers PA’s other affiliates. On September 15, 2008, Holdings, and at later dates a number of its affiliates, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court in a jointly administered proceeding captioned In re Lehman Brothers Holdings Inc., et. al. under Case No. 08-13555. On September 19, 2008, the Securities Investor Protection Corporation under SIPA commenced a proceeding against LBI in the District Court in the case captioned Securities Investors Protection Corporation v. Lehman Brothers Inc., Case No. 08-CIV-8119 (GEL). On September 19, 2008, the District Court entered the LBI Liquidation Order pursuant to the provisions of SIPA. The LBI Liquidation Order provided, among other things, the appointment of James W. Giddens as trustee for the SIPA liquidation of LBI and removed the proceeding to the Bankruptcy Court under Case No. 08-1420 (JMP) SIPA.

Lehman Brothers PA is unable to provide information on its beneficial ownership, if any, of the Issuer’s common stock primarily due to (1) the commencement of various administrative or civil rehabilitation proceedings of subsidiaries comprising significant parts of Holdings’ European and Asian businesses, which have resulted in significant portions of Holdings’ securities trading records and systems being unavailable to, and non-accessible by, Holdings, and (2) the Sale. As a result of the Sale, and actions taken by certain creditors with respect to securities that had been pledged by Holdings, or its affiliates, as collateral to those creditors, Holdings and its affiliates cannot compile an accurate accounting of securities held. Holdings and its affiliates are currently engaged in an expensive and time consuming process to reconcile discrepancies in information Holdings and its affiliates have with respect to security holdings. Even with continued significant efforts and expense, Holdings and its affiliates may not be able to provide a record of securities held.

(2)	Based on 38,918,545 shares outstanding as of November 5, 2010, as reported in the Form 10-Q for the quarterly period ended September 30, 2010.

CUSIP No. 472147107
1)	Name of Reporting Person Lehman Brothers Partnership Account 2000/2001 LP S.S. or I.R.S. Identification No. of Above Person 13-4143945
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power -0-
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power -0-
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row 9 0.0%
12)	Type of Reporting Person PN

CUSIP No. 472147107
1)	Name of Reporting Person Lehman Brothers Offshore Partners Ltd. S.S. or I.R.S. Identification No. of Above Person 52-2038758
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power -0-
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power -0-
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row 9 0.0%
12)	Type of Reporting Person CO

CUSIP No. 472147107
1)	Name of Reporting Person Lehman Brothers Offshore Partnership GP 2000/2001 L.P. S.S. or I.R.S. Identification No. of Above Person N/A
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power -0-
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power -0-
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row 9 0.0%
12)	Type of Reporting Person PN

CUSIP No. 472147107
1)	Name of Reporting Person Lehman Brothers Offshore Partnership Account 2000/2001 L.P. S.S. or I.R.S. Identification No. of Above Person N/A
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power -0-
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power -0-
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row 9 0.0%
12)	Type of Reporting Person PN

Item 1	(a).	Name of Issuer:

Jazz Pharmaceuticals, Inc

	(b).	Address of Issuer’s Principal Executive Offices:

3180 Porter Drive Palo Alto, CA 94304

Item 2	(a).	Name of Person(s) Filing:

Lehman Brothers Holdings Inc.

Lehman Brothers OTC Derivatives Inc.

Lehman Brothers Special Financing Inc.

Lehman Brothers Healthcare Venture Capital Associates L.P.

Lehman Brothers Healthcare Venture Capital L.P.

Lehman ALI Inc.

LB I Group Inc.

Property Asset Management Inc.

Lehman Brothers P.A., LLC

Lehman Brothers Partnership Account 2000/2001, L.P.

Lehman Brothers Offshore Partners Ltd.

Lehman Brothers Offshore Partnership GP 2000/2001 L.P.

Lehman Brothers Offshore Partnership Account 2000/2001, L.P.

Item 2	(b).	Address of Principal Business Office:

Lehman Brothers Holdings Inc.

1271 Avenue of the Americas, 35th Floor

New York, New York 10020

Lehman Brothers OTC Derivatives Inc.

1271 Avenue of the Americas, 35th Floor

New York, NY 10020

Lehman Brothers Special Financing Inc.

1271 Avenue of the Americas, 35th Floor

New York, NY 10020

Lehman Brothers Healthcare Venture Capital Associates L.P.

1271 Avenue of the Americas, 35th Floor

New York, New York 10020

Lehman Brothers Healthcare Venture Capital L.P.

1271 Avenue of the Americas, 35th Floor

New York, New York 10020

Lehman ALI Inc.

1271 Avenue of the Americas, 35th Floor

New York, New York 10020

LB I Group Inc.

1271 Avenue of the Americas, 35th Floor

New York, NY 10020

Property Asset Management Inc.

1271 Avenue of the Americas, 35th Floor

New York, New York 10020

Lehman Brothers P.A., LLC

1271 Avenue of the Americas, 35th Floor

New York, NY 10020

Lehman Brothers Partnership Account 2000/2001, L.P.

1271 Avenue of the Americas, 35th Floor

New York, NY 10020

Lehman Brothers Offshore Partners Ltd.

Clarendon House

2 Church Street

Hamilton HM 11, Bermuda

Lehman Brothers Offshore Partnership GP 2000/2001 L.P.

Clarendon House

2 Church Street

Hamilton HM 11, Bermuda

Lehman Brothers Offshore Partnership Account 2000/2001, L.P.

1271 Avenue of the Americas, 35th Floor

New York, NY 10020

Item 2	(c).	Citizenship or Place of Organization:

Holdings is a corporation organized under the laws of the State of Delaware.

LOTC is a corporation organized under the laws of the State of Delaware.

LBSF is a corporation organized under the laws of the State of Delaware.

Lehman Brothers Healthcare Venture Capital Associates L.P. is a limited partnership organized under the laws of the state of Delaware.

Lehman Brothers Healthcare Venture Capital L.P. is a limited partnership organized under the laws of the state of Delaware.

Lehman ALI is a corporation organized under the laws of the State of Delaware.

LB I Group is a corporation organized under the laws of the State of Delaware.

PAMI is a corporation organized under the laws of the State of Delaware.

Lehman Brothers PA is a limited liability company organized under the laws of the State of Delaware.

Lehman Brothers Partnership Account 2000/2001, LP is a limited partnership organized under the laws of the State of Delaware.

Lehman Brothers Offshore Partners Ltd. is a corporation organized under the laws of Bermuda.

Lehman Brothers Offshore Partnership GP 2000/2001 LP is a limited partnership organized under the laws of Bermuda.

Lehman Brothers Offshore Partnership Account 2000/2001, LP is a limited partnership organized under the laws of Bermuda.

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

472147107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ A broker or dealer under Section 15 of the 1934 Act

	(b)	☐ A bank as defined in Section 3(a)(6) of the 1934 Act

	(c)	☐ An insurance company as defined in Section 3(a) (19) of the 1934 Act

	(d)	☐ An investment company registered under Section 8 of the Investment Company Act of 1940

	(e)	☐ An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

	(i)	☐ A church plan that is excluded from the definition of investment Company under Section 3(c)(14) of the Investment Company Act Of 1940

	(j)	☐ A group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership

(a) Amount Beneficially Owned:

See Item 9 of cover pages.

(b) Percent of Class:

See Item 11 of cover pages.

(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote

(ii) shared power to vote or to direct the vote

(iii) sole power to dispose or to direct the disposition

(iv) shared power to dispose or to direct the disposition

See Items 5-8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.

Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

LB I Group is the actual owner of the Warrants exercisable into 1,020,846 shares of Common Stock. LB I Group is wholly-owned by Lehman ALI which is wholly-owned by Holdings.

Under the rules and regulations of the Securities and Exchange Commission, Lehman ALI and Holdings may be deemed to be the beneficial owners of the Warrants owned by LB I Group.

Holdings is unable to confirm whether or not LOTC is the actual owner of 19 shares of Common Stock. LOTC is wholly-owned by Holdings.

Under the rules and regulations of the Securities and Exchange Commission, Holdings may be deemed to be the beneficial owner of the Common Stock that may be owned by LOTC.

Holdings is unable to confirm whether or not Lehman Brothers PA is the actual owner of 317,076 shares of Common Stock. Lehman Brothers PA is wholly-owned by PAMI which is wholly-owned by Lehman ALI which is wholly-owned by Holdings.

Under the rules and regulations of the Securities and Exchange Commission, PAMI, Lehman ALI and Holdings may be deemed to be the beneficial owners of the shares of Common Stock that may be owned by Lehman Brothers PA.

On September 19, 2008, the Securities Investor Protection Corporation under the Securities Investor Protection Act, as amended (“SIPA”) commenced a proceeding against Lehman Brothers Inc. (“LBI”) in the United States District Court for the Southern District of New York (the “District Court”) in the case captioned Securities Investors Protection Corporation v. Lehman Brothers Inc., Case No. 08-CIV-8119 (GEL). On September 19, 2008, the District Court entered the Order commencing Liquidation (the “LBI Liquidation Order”) pursuant to the provisions of SIPA. The LBI Liquidation order provided, among other things, the appointment of James W. Giddens as trustee for the SIPA liquidation and removed the proceeding to the Bankruptcy Court under Case No. 08-1420 (JMP) SIPA. As a result, LBI is no longer an affiliate of Holdings and Holdings can no longer be deemed to be the beneficial owner of any shares of the Issuer’s Common Stock that may or may not be owned by LBI. In addition, on September 19, 2008, LBI transferred its entire ownership interest in LB I Group to Lehman ALI. LBI is, therefore, no longer a Reporting Person.

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

☒	By signing below I certify that, to the best of my knowledge and belief, inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligations under Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligations to amend this Statement if any material change occurs in the facts set forth herein.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2011

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ William J. Fox
Name: William J. Fox
Title: Chief Financial Officer and Executive Vice President

LEHMAN BROTHERS OTC DERIVATIVES INC.

By:	/s/ William J. Fox
Name: William J. Fox
Title: Chief Financial Officer and Executive Vice President

LEHMAN BROTHERS SPECIAL FINANCING INC.

By:	/s/ William J. Fox
Name: William J. Fox
Title: Chief Financial Officer and Executive Vice President

LEHMAN BROTHERS HEALTHCARE VENTURE CAPITAL ASSOCIATES L.P.
By:	LB I Group Inc., its general partner

By:	/s/ Ashvin Rao
Name: Ashvin Rao
Title: Vice President

LEHMAN BROTHERS HEALTHCARE VENTURE CAPITAL L.P.
By:	Lehman Brothers Healthcare Venture Capital Associates L.P., its general partner
By:	LB I Group Inc., its general partner

By:	/s/ Ashvin Rao
Name: Ashvin Rao
Title: Vice President

LEHMAN ALI INC.

By:	/s/ Ashvin Rao
Name: Ashvin Rao
Title: Vice President

LB I GROUP INC.

By:	/s/ Ashvin Rao
Name: Ashvin Rao
Title: Vice President

PROPERTY ASSET MANAGEMENT INC.

By:	/s/ Ashvin Rao
Name: Ashvin Rao
Title: Vice President

LEHMAN BROTHERS P.A., LLC

By:	/s/ Ashvin Rao
Name: Ashvin Rao
Title: Vice President

LEHMAN BROTHERS PARTNERSHIP ACCOUNT 2000/2001, LP
By:	LBI Group Inc., its general partner

By:	/s/ Ashvin Rao
Name: Ashvin Rao
Title: Vice President

LEHMAN BROTHERS OFFSHORE PARTNERS LTD.

By:	/s/ William J. Fox
Name: William J. Fox
Title: Director

LEHMAN BROTHERS OFFSHORE PARTNERSHIP GP 2000/2001 L.P.
By:	Lehman Brothers Offshore Partners Ltd., its general partner

By:	/s/ William J. Fox
Name: William J. Fox
Title: Director

LEHMAN BROTHERS OFFSHORE PARTNERSHIP ACCOUNT 2000/2001, L.P.
By:	Lehman Brothers Offshore Partners Ltd., its general partner

By:	/s/ William J. Fox
Name: William J. Fox
Title: Director

EXHIBIT A - JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: February 15, 2011

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ William J. Fox
Name: William J. Fox
Title: Chief Financial Officer and Executive Vice President

LEHMAN BROTHERS OTC DERIVATIVES INC.

By:	/s/ William J. Fox
Name: William J. Fox
Title: Chief Financial Officer and Executive Vice President

LEHMAN BROTHERS SPECIAL FINANCING INC.

By:	/s/ William J. Fox
Name: William J. Fox
Title: Chief Financial Officer and Executive Vice President

LEHMAN BROTHERS HEALTHCARE VENTURE CAPITAL ASSOCIATES L.P.
By:	LB I Group Inc., its general partner

By:	/s/ Ashvin Rao
Name: Ashvin Rao
Title: Vice President

LEHMAN BROTHERS HEALTHCARE VENTURE CAPITAL L.P.
By:	Lehman Brothers Healthcare Venture Capital Associates L.P., its general partner
By:	LB I Group Inc., its general partner

By:	/s/ Ashvin Rao
Name: Ashvin Rao
Title: Vice President

LEHMAN ALI INC.

By:	/s/ Ashvin Rao
Name: Ashvin Rao
Title: Vice President

LB I GROUP INC.

By:	/s/ Ashvin Rao
Name: Ashvin Rao
Title: Vice President

PROPERTY ASSET MANAGEMENT INC.

By:	/s/ Ashvin Rao
Name: Ashvin Rao
Title: Vice President

LEHMAN BROTHERS P.A., LLC

By:	/s/ Ashvin Rao
Name: Ashvin Rao
Title: Vice President

LEHMAN BROTHERS PARTNERSHIP ACCOUNT 2000/2001, LP
By:	LB I Group Inc., its general partner

By:	/s/ Ashvin Rao
Name: Ashvin Rao
Title: Vice President

LEHMAN BROTHERS OFFSHORE PARTNERS LTD.

By:	/s/ William J. Fox
Name: William J. Fox
Title: Director

LEHMAN BROTHERS OFFSHORE PARTNERSHIP GP 2000/2001 L.P.
By:	Lehman Brothers Offshore Partners Ltd., its general partner

By:	/s/ William J. Fox
Name: William J. Fox
Title: Director

LEHMAN BROTHERS OFFSHORE PARTNERSHIP ACCOUNT 2000/2001, L.P.
By:	Lehman Brothers Offshore Partners Ltd., its general partner

By:	/s/ William J. Fox
Name: William J. Fox
Title: Director